UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC File Number 001-37658
CUSIP Number 864739107
NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Suffolk Bancorp

Full name of Registrant

Former name if Applicable

4 West Second Street

Address of Principal Executive Office (Street and Number)

Riverhead, New York 11901

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed on the Current Report on Form 8-K filed by Suffolk Bancorp (the "Company") on June 28, 2016 with the SEC, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") on June 26, 2016 with People's United Financial, Inc. ("People's"), pursuant to which People's will acquire all of the Company's outstanding common stock. Due to the consummation of the transactions contemplated by the Merger Agreement, significant management time and resources were diverted from the Company's normal process of reviewing and completing the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the "2016 Form 10-K"). As a result, the Company cannot, without unreasonable effort or expense, file the 2016 Form 10-K on or prior to the prescribed due date of March 16, 2017. The Company expects to file the 2016 Form 10-K on or before the fifteenth calendar day following the prescribed due date.

Forward-Looking Statements
Certain statements contained in this document are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These can include remarks about the Company and the filing of the 2016 Form 10-K. These remarks may be identified by such forward-looking statements as "should," "expect" or similar statements or variations of such terms. Factors that could affect the Company include, but are not limited to, the Company's inability to complete the work required to file the 2016 Form 10-K in the time frame that is currently anticipated.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Brian K. Finneran	631	208-2400
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?      ☐Yes    ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Suffolk Bancorp

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 14, 2017	By:	/s/ Brian K. Finneran
		Title:	Executive Vice President and Chief Financial Officer